July 26, 2006

Via EDGAR and Facsimile

Ms. Sharon Blume
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:      Harbor Bankshares Corporation
            Baltimore, MD
            File No. 000-20990
            Form 10-KSB for the fiscal year ended December 31, 2005

Dear Ms. Blume:

     This letter includes the responses of Harbor Bankshares Corporation, Baltimore, Maryland (“Harbor”), to the staff’s comments communicated by letter dated July 13, 2006 (the “Comment Letter”). I serve as special legal counsel to Harbor, and, in preparing this letter, have relied upon factual information, information regarding accounting principles, and statements of intention provided by its management. The text of each of the comments numbered 1 though 4 has been reproduced below, followed by Harbor’s response. References to future filings refer to future filings in which the disclosures are applicable or are provided voluntarily.

     The written acknowledgment by Harbor requested in the comment letter is enclosed.

Item 8(a)–Controls and Procedures, page 56

1.	We note your disclosure that your chief executive officer and chief financial officer have concluded that the Corporation's disclosure controls and procedures were "adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us your certifying officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2005 and March 31, 2006. Please revise your disclosures in future to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-B.

Response to Comment 1.

     As a result of their reviews, the certifying officers concluded the disclosure controls were effective at December 31, 2005, and March 31, 2006. Harbor will revise its disclosures in future filings to state specifically the officers’ conclusions regarding the effectiveness of disclosure controls and procedures in compliance with the requirements of Item 301 of Regulation S-B and Item 8A of Form 10-KSB and Part I Item 3 of Form 10-QSB.

United States Securities and Exchange Commission
July 26, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 34.

2.	We note your disclosure on page 46, that there were $716,000 of loans held for sale at December 31, 2005 and $1,149,000 of loans held for sale at December 31, 2004. We further note that your Statements of Cash Flows reflects loans held for sale activities in the operating section during 2004 but does not disclose the comparative information for 2005. Please tell us why you did not disclose comparative information for 2005.

Response to Comment 2.

     There were no sales or originations of loans held for sale in 2005. The balance in the loans held for sale account decreased during 2005 as a result of principal payments and totaled only $716,000 as of December 31, 2005. As shown on the consolidated statement of income, no gains or losses were recognized during the year. The 2005 activity, consisting of the payoffs, was considered immaterial, and was not separately disclosed in the consolidated statement of cash flows. The balances of loans held for sale at December 31, 2005 and 2004, were not shown separately on the consolidated balance sheets since they also were deemed to be immaterial. Please see the statement regarding the immateriality of balances included under the caption, “Loans Held for Sale” in Note 2 to the consolidated financial statements, and the disclosure of the year-end balances in the third from the last paragraph of Note 6 to the consolidated financial statements.

3.	We note your disclosure of cash and cash equivalents in 2004 which excludes deposits in other banks and shows this activity under investing activities. We further note that you present the activity in deposits in other banks under investing activities and again within cash and cash equivalents (through inclusion in the end of year balance) in 2005, Please tell us the reason(s) for these inconsistencies in your cash flow statement presentation.

Response to Comment 3.

     As of December 31, 2004 $1.3 million of the total of $1,352,791 of interest bearing deposits with other banks consisted of certificates of deposit that did not qualify as cash and cash equivalents because their maturities exceeded three months. (Please see “Cash and Cash Equivalents” in Note 2 to the consolidated financial statements.) As of December 31, 2005 the entire balance of interest bearing deposits with other banks represented overnight investments and, accordingly, was included as cash and cash equivalents.

4.	We note a $540,000 difference between your end of year cash and cash equivalents for the period ended December 31, 2004 and your beginning of year cash and cash equivalents for the period ended December 31, 2005. Please tell us the reason(s) for the difference.

United States Securities and Exchange Commission
July 26, 2006

Response to Comment 4.

     The difference was the result of a transposition in the amount of $540,000. This mathematical error resulted in an understatement in the net increase in loans for the year ended December 31, 2005. Harbor respectfully submits that this amount is immaterial to the individual line item, the total 2005 cash flows from investing activities, cash and cash equivalents at the beginning of 2005, and total cash and cash equivalents at the end of the year. Future filings will be revised to correct this error.

     Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,

/s/ James I. Lundy, III
James I. Lundy, III

Enclosures

cc:      Securities and Exchange Commission
                    Ms. Nancy Maloney, Staff Accountant
           Harbor Bankshares Corporation
                    Mr. Joseph Haskins, Jr.
                         Chairman, President and Chief Executive Officer
                    Mr. Teodoro J. Hernandez
                         Vice President and Treasurer
          Stegman & Company
                    Mr. Conor Quinn, CPA

Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter

     Harbor Bankshares Corporation (the “Company”) provides this statement in connection with its response of even date herewith to the comment letter dated July 13, 2006, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005 (the “filing”).

     As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:

     1.      The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     2.      Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HARBOR BANKSHARES CORPORATION.

By: /s/ Joseph Haskins, Jr.
Joseph Haskins, Jr.
Chairman, President, and Chief Executive Officer

Date: July 25, 2006

By: /s/ Teodoro J. Hernandez
Teodoro J. Hernandez
Vice President and Treasurer

Date: July 25, 2006